CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2015, 2014 and 2013

(Expressed in thousands of Canadian Dollars)

Deloitte LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated statements of financial position of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as at December 31, 2015, December 31, 2014, and the related consolidated statements of comprehensive loss (income), cash flows and changes in equity for the years ended December 31, 2015, 2014, and 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the years ended December 31, 2015, 2014, and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company incurred a net loss of $33,829,000 and $31,347,000 during the year ended December 31, 2015 and 2014, respectively and had a deficit of $379,124,000 as at December 31, 2015. This condition, along with other matters as set forth in Note 1, indicates the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants
March 29, 2016
Vancouver, Canada

Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2015	2014

ASSETS

Non-current assets
Mineral property, plant and equipment	4	$147,088	$123,608
Total non-current assets		147,088	123,608

Current assets
Available-for-sale financial assets	5	1,579	287
Amounts receivable and prepaid expenses	6	1,075	962
Restricted cash	7(b)	453	1,206
Cash and cash equivalents	7(a)	7,509	9,447
Total current assets		10,616	11,902

Total Assets		$157,704	$135,510

EQUITY

Capital and reserves
Share capital	8	$435,069	$389,227
Reserves		99,035	84,031
Deficit		(379,124)	(345,295)
Total Equity		154,980	127,963

LIABILITIES

Non-current liabilities
Deferred income taxes	13	–	1,514
Total non-current liabilities		–	1,514

Current liabilities
Payable to a related party	9	677	383
Trade and other payables	10	2,047	5,650
Total current liabilities		2,724	6,033

Total Liabilities		2,724	7,547

Total Equity and Liabilities		$157,704	$135,510

Events after the reporting date (note 7(b))
Commitments (note 15)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Marcel H. de Groot

Ronald W. Thiessen	Marcel H. de Groot
Director	Director

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss (Income)
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2015	2014	2013

Expenses
Exploration and evaluation expenses	4, 12	$8,718	$12,877	$1,991
General and administrative expenses	12	8,272	9,059	5,970
Legal, accounting and audit	2(b)	17,001	8,325	275
Share-based compensation	8(a)	903	3,877	641
Loss from operating activities		34,894	34,138	8,877
Foreign exchange loss (gain)		618	(221)	(340)
Interest income		(99)	(281)	(1,136)
Interest expense	3	144	–	–
Other income		(214)	–	–
Gain on discontinuance of equity method	4(a)	–	–	(5,062)
Loss before tax		35,343	33,636	2,339
Deferred Income tax (recovery) expense	13	(1,514)	(2,289)	184
Loss for the year		$33,829	$31,347	$2,523

Other comprehensive (income) loss Items that may be subsequently reclassified to loss
Foreign exchange translation difference	4, 8(e)	(23,300)	(9,945)	(6,874)
Deferred income tax on investment in a foreign subsidiary	8(e)	–	–	128
Reversal of deferred income tax on investment	8(e)	–	–	(141)
Decrease (increase) in fair value of available-for-sale financial assets	5	113	(8)	–
Other comprehensive income for the year		$(23,187)	$(9,953)	$(6,887)

Total comprehensive loss (income) for the year		$10,642	$21,394	$(4,364)

Basic and diluted loss per common share	11	$0.23	$0.33	$0.03

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2015	2014	2013

Operating activities
Loss for the year		$(33,829)	$(31,347)	$(2,523)
Non-cash or non operating items
Deferred income tax (recovery) expense		(1,514)	(2,289)	184
Depreciation		279	282	–
Loss on disposal of equipment		5	13	–
Interest received on cash held		(99)	(149)	(633)
Interest receivable on loan		–	(131)	(503)
Interest accrued on loans from Cannon Point and Mission Gold		144	–	–
Gain on discontinuance of equity method		–	–	(5,062)
Gain on disposal of surplus site inventory		(173)	–	–
Share-based compensation		903	3,877	641
Unrealized exchange (gain) loss		–	(211)	(332)
Changes in working capital items
Restricted cash		826	171	(1,269)
Amounts receivable and prepaid expenses		(8)	303	84
Amounts receivable from a related party		–	–	3
Trade and other payables		(4,374)	1,747	1,246
Payable to related party		294	(76)	311

Net cash used in operating activities		(37,546)	(27,810)	(7,853)

Investing activities
Acquisition of plant and equipment	4	(28)	–	–
Cash contribution to the Pebble Limited Partnership		–	–	(1,055)
Net cash received on assuming control of the Pebble Limited Partnership		–	–	6,507
Proceeds from disposal of equipment	4	70	50	–
Proceeds from disposal of available-for-sale financial assets	9(b)	280	–	–
Proceeds from disposal of surplus site inventory		173	–	–
Interest received on cash and cash equivalents		99	149	633
Net cash from investing activities		594	199	6,085

Financing activities
Cash received on the acquisition of Cannon Point and Mission Gold, net of transaction costs	3	12,347	–	–
Net proceeds from the private placement of special warrants	8(c)	17,485	11,273	–
Net proceeds from the private placement of common shares	8(b)	5,166	–	–
Proceeds from the exercise of share purchase options	8(c)	7	–	30
Net cash from financing activities		35,005	11,273	30

Net decrease in cash and cash equivalents		(1,947)	(16,338)	(1,738)
Effect of exchange rate fluctuations on cash and cash equivalents		9	(10)	(4)
Cash and cash equivalents at beginning of the year		9,447	25,795	27,537

Cash and cash equivalents at end of the year	7(a)	$7,509	$9,447	$25,795

Supplementary cash flow information	7(a)

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
					Foreign
				Equity settled	currency		Share
				share-based	translation	Investment	Purchase
		Number of		compensation	reserve	revaluation	Warrants
		shares	Amount	reserve	(note 8(e))	reserve	(note 8(e))	Deficit	Total equity

Balance at January 1, 2013		94,999,764	$389,189	$50,784	$347	$(2)	$–	$(311,425)	$128,893
Shares issued for cash on exercise of share purchase options	8(d)	10,100	30	–	–	–	–	–	30
Fair value of options allocated to shares issued on exercise	8(d)	–	8	(8)	–	–	–	–	–
Share-based compensation		–	–	641	–	–	–	–	641
Loss for the year		–	–	–	–	–	–	(2,523)	(2,523)
Other comprehensive income for the year net of tax		–	–	–	6,887	–	–	–	6,887
Total comprehensive income for the year									4,364

Balance at December 31, 2013		95,009,864	$389,227	$51,417	$7,234	$(2)	$–	$(313,948)	$133,928

Balance at January 1, 2014		95,009,864	$389,227	$51,417	$7,234	$(2)	$–	$(313,948)	$133,928
Special warrants issued net of transaction costs	8(c)	–	–	–	–	–	11,552	–	11,552
Share-based compensation	8(d)	–	–	3,877	–	–	–	–	3,877
Loss for the year		–	–	–	–	–	–	(31,347)	(31,347)
Other comprehensive income for the year net of tax		–	–	–	9,945	8	–	–	9,953
Total comprehensive loss for the year									(21,394)

Balance at December 31, 2014		95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963

Balance at January 1, 2015		95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963
Special warrants issued net of transaction costs	8(c)	–	–	–	–	–	17,485	–	17,485
Conversion of special warrants into common shares	8(c)	73,562,735	29,037	–	–	–	(29,037)	–	–
Common shares issued pursuant to a private placement, net of transaction costs	8(b)	12,573,292	5,046	–	–	–	–	–	5,046
Common shares issued as referral fees relating to a private placement	8(b)	300,000	120	–	–	–	–	–	120
Common shares issued for the acquisition of Cannon Point, net of transaction cost	3(a)	12,881,344	4,062	–	–	–	–	–	4,062
Options and warrants issued for the acquisition of Cannon Point	3(a)	–	–	–	–	–	217	–	217
Common shares issued for the acquisition of Mission Gold	3(b)	27,593,341	7,564	–	–	–	–	–	7,564
Options and warrants issued pursuant to the acquisition of Mission Gold, net of transaction cost	3(b)	–	–	–	–	–	2,255	–	2,255
Common shares issued upon exercise of share purchase options	8(c)	18,800	7	–	–	–	–	–	7
Fair value allocated to shares issued on options exercised	8(d)	–	6		–	–	(6)	–	–
Share-based compensation	8(d)	–	–	903	–	–	–	–	903
Loss for the year		–	–	–	–	–	–	(33,829)	(33,829)
Other comprehensive income (loss) for the year net of tax		–	–	–	23,300	(113)	–	–	23,187
Total comprehensive loss for the year									(10,642)

Balance at December 31, 2015		221,939,376	$435,069	$56,197	$40,479	$(107)	$2,466	$(379,124)	$154,980

The accompanyingconsolidated part are notes of these integral an financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2015, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2015, the Company raised an aggregate of $23.8 million in cash through the private placement of common shares (note 8(b)) and special warrants (note 8(c)) and it received an aggregate amount of $12.7 million in cash and cash equivalent and approximately $1.7 million in other financial assets (mainly publicly traded marketable securities) as a result of the acquisition of two publicly listed entities (note 3).

As at December 31, 2015, the Group has $7.5 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c). In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process, violated FACA. In June 2015, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case is moving forward. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA has violated the Freedom of Information Act by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The EPA has moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership has opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the Freedom of Information Act ("FOIA") litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that EPA "improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. A decision has not yet been issued. The Court agreed, concluding that it had "no confidence that [EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in camera review.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting year ended December 31, 2015. These Financial Statements were authorized for issue by the Board of Directors on March 23, 2016.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value (note 2(e) and note 5). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

Comparative information in the statement of loss and comprehensive loss has been reclassified to separately reflect legal, accounting and audit expenditures as a separate line item. This line item is predominantly comprised of legal costs incurred by the Group in response to the EPA’s activities surrounding the Pebble Project. These expenditures were previously included under general and administrative expenditures. There is no impact of the expense reclassification on loss and comprehensive loss for the year or basic and diluted loss per share. Statements of financial position, cash flows and changes in equity are not affected.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary	Place of	Principal Activity	Ownership
	Incorporation
0796412 BC Ltd.	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
3537137 Canada Inc.[1]	Canada	Holding Company. Wholly-owned	100%
		subsidiary of the Company.
Pebble Services Inc.	Nevada, USA	Management and services company.	100%
		Wholly-owned subsidiary of the
		Company.
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited	100%
		Partnership and 100% of Pebble	(indirect)
		Mines Corp.
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of	100%
		the Pebble Project.	(indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of	100%
		Pebble Limited Partnership.	(indirect)
Pebble West Claims	Alaska, USA	Holding Company. Subsidiary of the	100%
Corporation [2]		Pebble Limited Partnership.	(indirect)
Pebble East Claims	Alaska, USA	Holding Company. Subsidiary of the	100%
Corporation [3]		Pebble Limited Partnership.	(indirect)
U5 Resources Inc.[4]	Nevada, USA	Holding Company. Wholly-owned	100%
		subsidiary of the Company.
Cannon Point Resources Ltd. [5]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
MGL Subco Ltd. [6]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of the Company.
Delta Minerals Inc. [6]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of MGL Subco Ltd.	(indirect)
Imperial Gold Corporation [6]	British Columbia,	Not active. Wholly-owned	100%
	Canada	subsidiary of Delta Minerals Inc.	(indirect)
Yuma Gold Inc. [6]	Nevada, USA	Not active. Wholly-owned	100%
		subsidiary of Imperial Gold	(indirect)
		Corporation.

Page | 9

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes to the table above:

1	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
2.	Holds certain of the Pebble Project claims.
3.

Holds certain of the Pebble Project claims and claims located south and west of the Pebble Project claims. In January 2015, two of the Company’s wholly-owned subsidiaries, Kaskanak Inc. and its wholly- owned parent, Kaskanak Copper LLC, were merged with Pebble East Claims Corporation, with the latter surviving the merger.

4.	Holds certain mineral claims located north of the Pebble Project claims.
5.	Acquired during the year ended December 31, 2015 (note 3(a)).
6.	Acquired during the year ended December 31, 2015 (note 3(b)).

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Investment in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An investment in a joint venture is accounted for using the equity method. Under the equity method, an investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of changes in net assets of the joint venture attributable to the Group. An investment is accounted for using the equity method from the date on which the investee becomes a joint venture.

(e)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Page | 10

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Before assuming control of the Pebble Partnership in 2013, the Group’s investment in the Pebble Partnership under joint venture (note 4(a)) was translated at the end of each reporting period and exchange differences arising on translation of the US denominated investment were recognized directly in the foreign currency translation reserve through other comprehensive income or loss (note 8(e)).

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows:- (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(f)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: available-for-sale financial assets (note 5) and loans and receivables.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets at fair value through profit or loss. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized within other comprehensive income or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of cash and cash equivalents, restricted cash (note 7), and amounts receivable (note 6).

Page | 11

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

The Group’s cash and cash equivalents and restricted cash are invested in business and savings accounts and guaranteed investment certificates at major financial institutions and are available on demand by the Group for its programs and, as such, are subject to an insignificant risk of change in value.

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise trade and other payables (note 10) and a payable to a related party (note 9(b)).

All financial liabilities fall within the classification of other financial liabilities versus financial liabilities through profit or loss, and are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

• significant financial difficulty of the issuer or counterparty; or
• default or delinquency in interest or principal payments; or
• it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Page | 12

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

Derivative financial assets and liabilities:

The Group has no derivative financial assets or liabilities.

(g)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
•	title to the asset is compromised;
•	adverse changes in the taxation and regulatory environment;
•	adverse changes in variations in commodity prices and markets; and
•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

(h)	Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(i)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

(j)	Share Capital and Special Warrants

Common shares and special warrants (note 8(c)) are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options and special warrants are recognized as a deduction from equity, net of any tax effects. Upon conversion of the special warrants into common shares, the carrying amount of the special warrants, net of a pro rata share of the transaction costs, is transferred to common share capital.

Page | 14

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(k)	Share-based Payment Transactions

Equity-settled share-based payments

The Group operates an equity-settled share-based option plan for its employees and service providers (note 8(d)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight line basis over the vesting period, with a corresponding increase in the equity-settled share-based payments reserve in equity. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

(l)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(n)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares and fully prepaid special warrants (note 8(c)) outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset is the Pebble Project, which is located in Alaska, USA.

(p)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for the Group’s financial year commencing on January 1, 2016

•	Amendments to IAS 1, Presentation of Financial Statements
•	Amendments to IAS 16, Property, Plant and Equipment
•	Amendments to IAS 27, Separate Financial Statements
•	Amendments to IAS 28, Investments in Associates
•	Amendments to IAS 38, Intangible Assets
•	Amendments to IFRS 10, Consolidated Financial Statements
•	Amendments to IFRS 11, Joint Arrangements
•	Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

The Group has not early adopted these revised standards and amendments and is currently assessing the impact, if any, that these amendments will have on the Group’s Financial Statements. The annual improvements has amendments to four standards and anticipates the amendments will have no material effect on the Group’s consolidated financial statements.

Page | 16

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Effective for annual periods commencing on or after January 1, 2018

•

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The Group is currently evaluating the impact that IFRS 15 may have on its financial statements.

•

IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss" impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business.

Effective for annual periods commencing on or after January 1, 2019

•

On January 13, 2016, IASB issued IFRS 16, Leases ("IFRS 16") and revised IAS 17, Leases ("IAS 17"). IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting however remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained. IAS 17, as revised, now prescribes the accounting policies and disclosures applicable to leases, both for lessees and lessors.

The Group anticipates that the adoption of IFRS 16 will not have a significant impact other than the accounting for any office lease the Group may have entered into where the minimum lease term is more than 12 months. As of the date of these financial statements, the Group has not entered into any long term lease (refer note 15(a)).

(q)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

1.

The Group uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share purchase options. The weighted average assumptions applied are disclosed in Note 8(d).

2.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the year and the composition of deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgments

These include:

1.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources, management identified indicators that required testing the Group’s mineral property interest ("MPI") for impairment. The Group used judgment in determining from an analysis of facts and circumstances that no impairment of the MPI was necessary.

2.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and its subsidiaries, management considered the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Group operates.

3.

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group has prioritized the allocation of available financial resources to meet key corporate Pebble Project expenditure requirements in the near term (refer note 1).

3.	ACQUISITIONS

During the year ended December 31, 2015, the Company acquired two publicly listed entities as described below:

(a)	Acquisition of Cannon Point Resources Ltd.

On October 29, 2015, by way of a plan of arrangement (the "Cannon Point Arrangement") dated August 31, 2015, the Group acquired 100% of the issued and outstanding common shares of Cannon Point Resources Ltd. ("Cannon Point"), a TSX-Venture listed entity whose only major asset was cash and cash equivalents, by issuing 12,881,344 common shares in the Company to the former shareholders of Cannon Point in an exchange ratio of 0.376 of a Northern Dynasty common share for each issued Cannon Point common share. Additionally, the Company issued an aggregate of 4,394,500 of its warrants and non-employee options (note 8(c)) to the holders of Cannon Point’s outstanding warrants and options. Cannon Point was delisted immediately after the acquisition by the Company.

Prior to the completion of the acquisition and pursuant to the Cannon Point Arrangement, on September 1, 2015, Cannon Point advanced to the Company $4,250 (the "Cannon Point Cash Advance") with a one year term at an interest rate of 15% per annum. The Group accrued $103 in interest on the Cannon Point Cash Advance up to the date of the acquisition.

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

As of the date of acquisition, Cannon Point did not meet the definition of a business under IFRS 3, Business Combinations ("IFRS 3"). The Company has accounted for the acquisition of Cannon Point as issuance of its equity for cash and cash equivalents and other financial assets, net of financial liabilities, under IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") and IAS 32, Financial Instruments: Presentation ("IAS 32").

The following are the assets and liabilities of Cannon Point acquired and consideration provided by the Group:

Fair value
Cash and cash equivalent, including Cannon Point Cash Advance	$4,397
Amounts receivable	126
Accounts payable and accrued liabilities assumed	(140)
Fair value of financial instruments acquired	$4,383

Consideration:
Issuance of 12,881,344 common shares in the Company	$4,166
Issuance of 4,394,500 share purchase warrants and options (note 8(c))	217
Total consideration	$4,383

The fair value of financial assets and liabilities as a result of the acquisition of Cannon Point has been allocated to the common shares and share purchase options/warrants issued in proportion to their relative fair values determined as follows:

•	the fair value of the common shares were determined with reference to the quoted market price on the date of issuance; and
•

the fair value of the warrants and non-employee options were determined using the Black Scholes Options Pricing model and based on the following weighted average valuation inputs: Exercise price – $1.63; Valuation date share price – $0.55; Expected volatility – 87%; Risk free rate – 0.49%; Remaining life – 0.82 years; and Dividend yield – nil%.

The Company incurred $104 in transaction costs relating to the acquisition of Cannon Point and recorded it within equity.

(b)	Acquisition of Mission Gold Ltd.

On December 24, 2015, by way of a plan of arrangement (the "Mission Gold Arrangement"), the Group acquired 100% of issued and outstanding common shares of Mission Gold Ltd. ("Mission Gold"), a TSX-Venture listed entity which held cash and cash equivalents of approximately $9,000 and common shares of a public listed company with a fair value of $1,684; these common shares were received by Mission Gold as a consideration for the sale of its Alto Parana titanium project prior to and as a condition for closing of the transaction with the Company.

The Group issued 27,593,341 common shares in the Company to the former shareholders of Mission Gold at an exchange ratio of 0.5467 of a Northern Dynasty common share for each issued and outstanding common share of Mission Gold. In addition, the Group issued an aggregate of 16,673,348 Northern Dynasty warrants (note 8(c)) to the holders of Mission Gold’s outstanding warrants. Concurrent to its acquisition by the Group, Mission Gold was delisted and amalgamated with a wholly-owned subsidiary of the Company; namely, MGL Subco Ltd.

Pursuant to the Mission Gold Arrangement, Mission Gold provided the Company with a credit facility of $8.4 million (the "Mission Gold Credit Facility") with a 6-month term at an interest rate of 15% per annum. The Group however, only drew down $2 million of the Mission Gold Credit Facility before the acquisition of Mission Gold was completed. The Group accrued $41 in interest on the $2 million from the Mission Gold Credit Facility up to the date of the acquisition.

Page | 19

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

As of the date of acquisition, Mission Gold did not meet the definition of a business under IFRS 3. The Company has accounted for the acquisition of Mission Gold as issuance of its equity for cash and cash equivalents and other financial assets, net of financial liabilities, under IAS 39 and IAS 32. The following are the assets and liabilities of Mission Gold acquired and consideration provided by the Group:

Fair value
Cash and cash equivalent received, including draw-down on the Mission Gold Credit Facility	$8,338
Common shares of a publicly listed company	1,684
GST receivable and other amounts receivable	81
Fair value of financial instruments acquired	$10,103

Consideration:
Issuance of 27,593,341 common shares	$7,838
Issuance of share purchase warrants (note 8(c))	2,265
Total consideration	$10,103

The fair value of financial assets and liabilities as a result of the acquisition of Mission Gold has been allocated to the common shares and share purchase warrants issued in proportion to their relative fair values determined as follows:

•	the fair value of the common shares were determined with reference to the quoted market price on the date of issuance; and
•

the fair value of the warrants were determined using the Black Scholes Options Pricing model and based on the following weighted average valuation inputs: Exercise price – $0.97; Valuation date share price – $0.43; Expected volatility – 83%; Risk free rate – 0.59%; Remaining life – 4.06 year; and Dividend yield – nil%.

The Company incurred $284 in transaction costs relating to the acquisition of Mission Gold and recorded it within equity.

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2015	Mineral Property	Plant and
	interest	equipment	Total
Cost
Beginning balance	$112,541	$1,155	$113,696
Additions during the year	–	28	28
Dispositions during the year	–	(151)	(151)
Ending balance	$112,541	$1,032	$113,573

Accumulated depreciation
Beginning balance	$–	$(278)	$(278)
Charge for the year(1)	–	(279)	(279)
Eliminated on disposal	–	76	76
Ending balance	$–	$(481)	$(481)

Foreign currency translation difference(note 8(e))	33,743	253	33,996

Net carrying value – Ending balance	$146,284	$804	$147,088

Year ended December 31, 2014	Mineral Property	Plant and
	interest	equipment	Total
Cost
Beginning balance	$106,697	$1,222	$107,919
Additions during the year (note 4(b))	5,844	–	5,844
Dispositions during the year	–	(67)	(67)
Ending balance	$112,541	$1,155	$113,696

Accumulated depreciation
Beginning balance	$–	$–	$–
Charge for the year(1)	–	(282)	(282)
Eliminated on disposal	–	4	4
Ending balance	$–	$(278)	$(278)

Foreign currency translation difference(note 8(e))	10,095	95	10,190

Net carrying value – Ending balance	$122,636	$972	$123,608

(1)	Depreciation has been included in the loss for the year and has been classified as exploration and evaluation expenses.

Page | 21

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Mineral Property Interest

(a)	Pebble Project

The Pebble Project comprises of a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. A wholly-owned subsidiary of Anglo American plc ("Anglo American") participated in the Pebble Partnership and provided approximately $595 million (US$573 million) in funding until its withdrawal in December 2013, when the Group re-acquired a 100% interest in the Pebble Partnership and control of the Pebble Project.

(b)	Other Claims

During the year ended December 31, 2014, the Group received claims from Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. ("Liberty Star") in settlement of amounts advanced to the arm’s-length party. These claims form part of the Pebble Project claims discussed in (a).

5.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset is comprised of investments in marketable securities of Canadian publicly listed companies.

	December 31	December 31
	2015	2014
Marketable securities	$1,579	$287

6.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2015	2014
Sales tax receivable	$164	$70
Amounts receivable	514	143
Prepaid expenses	397	749
Total	$1,075	$962

Page | 22

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

7.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	December 31	December 31
	2015	2014
Business and savings accounts	$7,509	$9,130
Guaranteed investment certificates	–	317
Total	$7,509	$9,447

Supplementary cash flow information

Non-cash investing and financing activities:

•	During the year ended December 31, 2015, the Group acquired certain entities by issuing equity instruments (note 3).
•	During the year ended December 31, 2014, the Group received marketable securities as consideration for 650,000 special warrants issued (note 8(c)).
•	During the year ended December 31, 2014, the Group received claims from Liberty Star in settlement of amounts advanced to the arm’s-length party (note 4).
•	During the year ended December 31, 2013, the Group acquired assets and liabilities held in the Pebble Limited Partnership upon discontinuance of the equity method (note 4).

(b)	Restricted Cash

At December 31, 2015, restricted cash in the amount of $453 (December 31, 2014 – $1,206) was held in the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken while the Pebble Partnership was subject to joint control of the Group and Anglo American (note 4(a)). This cash was not available for general use by the Group. Subsequent to the reporting period, the Group incurred $393 in demobilization expenses which was refunded from restricted cash. The remaining unutilized balance of $60 was refunded to Anglo American.

8.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2015, the authorized share capital comprised an unlimited (2014 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Private Placement

On December 23, 2015, the Group completed a private placement of 12,573,292 common shares in the Company at a price of $0.412 per share for gross proceeds of approximately $5,180,200. The Group issued 300,000 common shares as referral fees to an arm’s length third party and recorded the fair value of these common shares of $120 as share issuance cost. Other legal and regulatory costs incurred in relation to the private placement was $14.

Page | 23

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Share Purchase Warrants and Options, Other than Options Issued under the Group’s Incentive Plan

The following reconciles warrants and non-employee options (options which are not issued under the Group’s incentive plan (note 8(d)), each exercisable to acquire one common share of the Company, at the beginning and end of the year:

		Year ended December 31, 2015
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of year	Issued	conversion	Expired	year

Special warrants issued for cash (1)
nil	Not applicable	27,622,642	45,940,093	(73,562,735)	–	–

Warrants and options issued pursuant to the acquisition of Cannon Point (2) (note 3(a))
0.37	December 2, 2015	–	28,200	–	(28,200)	–
0.40	December 2, 2015	–	47,000	–	(47,000)	–
2.13	December 17, 2015	–	3,149,000	–	(3,149,000)	–
0.29	January 29, 2016 (3)	–	150,400	–	–	150,400
0.37	January 29, 2016 (3)	–	220,900	–	–	220,900
0.40	January 29, 2016 (3)	–	150,400	–	–	150,400
0.43	January 29, 2016 (3)	–	37,600	–	–	37,600
0.37	July 23, 2017 (4)	–	18,800	(18,800)	–	–
0.37	June 30, 2019	–	56,400	–	–	56,400
0.40	June 30, 2019	–	225,600	–	–	225,600
0.37	March 10, 2021	–	9,400	–	–	9,400
0.40	March 10, 2021	–	150,400	–	–	150,400
0.37	December 15, 2021	–	37,600	–	–	37,600
0.40	December 12, 2022	–	75,200	–	–	75,200
0.29	December 8, 2024	–	37,600	–	–	37,600
Total		–	4,394,500	(18,800)	(3,224,200)	1,151,500

Warrants and options issued pursuant to the acquisition of Mission Gold (2) (note 3(b))
0.55	July 9, 2020	–	13,801,672	–	–	13,801,672
3.00	September 14, 2017	–	2,871,676	–	–	2,871,676
Total		–	16,673,348	–	-	16,673,348

Grand Total (5)		27,622,642	67,007,941	(73,581,535)	(3,224,200)	17,824,848

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Year ended December 31, 2014
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of year	Issued	conversion	Expired	year

Special warrants issued for cash (1)
nil	Not applicable	–	27,622,642	–	–	27,622,642

(1)

The Group issued special warrants for cash during fiscal years 2014 and 2015. Each of the Group’s share purchase warrants ("Special Warrant") was convertible, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of a two year period from the issuance date. At December 31, 2015, all Special Warrants issued were converted into common shares. During the year ended December 31, 2015, the Group incurred a total of $1,112 in advisory, finders’, regulatory, and legal fees on the financing (2014: $353).

(2)	Warrants and options issued pursuant to the acquisition of Cannon Point and Mission Gold were recognized at their relative fair value (note 3).

(3)	Subsequent to the reporting date, all the options other than 75,200 options expired unexercised.

(4)	The options were exercised on November 27, 2015 at an average market share price of $0.40.

(5)	At December 31, 2015, warrants and non-employee options had a weighted average exercise price of $0.93 and weighted average remaining life of 3.94 years.

(d)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2014 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares including any issuances from the Group’s Restricted Share unit ("RSU") and Deferred Share unit ("DSU") plans, calculated from time to time. Pursuant to the 2014 Rolling Option Plan, if outstanding share purchase options ("options") are exercised and the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately (assuming there are no issuances under the RSU and DSU plans). The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5- day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following reconciles the Group’s options outstanding at the beginning and end of the year:

	2015		2014
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Balance at beginning of year	7,687,000	1.95	3,735,700	4.13
Granted	3,657,500	0.50	5,875,100	1.56
Expired	(1,241,800)	3.00	(1,881,100)	5.07
Forfeited/cancelled	(347,100)	2.09	(42,700)	2.08
Balance at end of year	9,755,600	1.27	7,687,000	1.95

For options granted in 2015, the weighted average fair value was estimated at $0.28 per option (2014 – $0.75) and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions	2015	2014
Risk-free interest rate	0.78%	1.53%
Expected life	4.36 years	4.56 years
Expected volatility (1)	81.76%	67.80%
Grant date share price	$0.47	$1.44
Expected dividend yield	Nil	Nil

(1)	Expected volatility is based on the historical and implied volatility of the Company’s common share price on the TSX.

The following table summarizes information about the Group’s options outstanding at December 31, 2015:

2015	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
	Number of	exercise	contractual	Number of	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.50	3,639,500	0.50	4.15	1,217,172	0.50	4.15
0.72	200,000	0.72	3.71	133,334	0.72	3.71
0.89	1,180,500	0.89	3.20	745,166	0.89	3.22
1.77	4,233,600	1.77	2.70	4,233,600	1.77	2.70
3.00	475,000	3.00	1.50	475,000	3.00	1.50
15.44	27,000	15.44	0.21	27,000	15.44	0.21
	9,755,600	1.27	3.26	6,831,272	1.57	2.94

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information about the Group’s options outstanding at December 31, 2014:

2014	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average	Number of	Weighted	average
		average	remaining	share	average	remaining
	Number of	exercise	contractual	purchase	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.72	200,000	0.72	4.71	66,667	0.72	4.71
0.89	1,180,500	0.89	4.20	376,834	0.89	4.20
1.77	4,454,800	1.77	3.62	2,239,900	1.77	3.61
3.00	1,824,700	3.00	1.01	1,824,700	3.00	1.01
15.44	27,000	15.44	1.21	27,000	15.44	1.21
	7,687,000	1.95	3.11	4,535,101	2.26	2.62

(e)	Foreign Currency Translation Reserve

	Year ended December 31
	2015	2014	2013
Balance at beginning of year	$17,179	$7,234	$347
Foreign exchange translation differences incurred in the year:
Exchange gain on translation of the investment in the Pebble Partnership under joint venture	–	–	6,736
Exchange gain on translation of foreign subsidiaries	23,300	9,945	138
Total foreign exchange translation differences during the year	23,300	9,945	6,874
Deferred income tax on investment	–	–	(128)
Reversal of deferred income tax on investment	–	–	141
Balance at the end of year	$40,479	$17,179	$7,234

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency. In 2012 and until December 10, 2013, the Pebble Partnership was under joint control. The Group then reacquired a 100% interest therein. Until the change in control, the investment in the Pebble Partnership was accounted for under the equity method with the related tax effect recognized in other comprehensive loss.

9.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel ("KMP"), being the Group’s directors and senior management including the Senior Vice President ("VP"), Corporate Development, VP, Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership ("CEO of PLP"), Chairman of Pebble Mines Corp ("Chair of PMC"), Senior VP, Corporate Affairs of the Pebble Partnership ("PLP Senior VP") and Company Secretary, was as follows:

Page | 27

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Year ended December31
Transaction	2015	2014	2013
Compensation
Payments to HDSI for services of KMP employed by HDSI (1)	$2,800	$2,369	$1,608
Payments to KMP (2)	2,700	1,814	137
	5,500	4,183	1,745
Share-based compensation	500	2,825	230
Total compensation	$6,000	$7,008	$1,975

Transfer of resources to the Group (3)(4)	$(364)	$(749)	$–

(1)	The Group’s executive directors and senior management (other than disclosed in (2)) are employed by the Group through Hunter Dickinson Services Inc. (refer (b)).
(2)

The Group directly employs its independent directors, the CEO of PLP, the Chair of PMC and PLP Senior VP. Payments represent short term employee benefits incurred, including salaries and directors fees.

(3)

During the year ended December 31, 2015, 912,336 Special Warrants were issued to three directors and officers and spouses of officers who participated in the private placement of Special Warrants (note 8(c)).

(4)

During the year ended December 31, 2014, 1,737,000 Special Warrants were issued to eight directors and officers and a spouse of an officer who participated in the private placement of Special Warrants (note 8(c)) and, as consideration of these Special Warrants, received $470 in cash and $279 was received in shares of a Canadian public listed company (note 5).

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The aggregate value of transactions and outstanding balances with HDSI were as follows:

	Year ended December 31
Transactions with HDSI	2015	2014	2013
Services rendered by HDSI:	$4,680	$4,926	$4,181
Technical	1,600	1,745	1,241
Engineering	140	540	612
Environmental	580	686	383
Socioeconomic	670	277	85
Other technical services	210	242	161
General and administrative	3,080	3,181	2,940
Management, financial & administration	2,420	2,542	2,245
Shareholder communication	660	639	695

Reimbursement of third party expenses	610	779	829
Conferences and travel	160	196	234
Insurance	60	71	57
Office supplies and other	390	512	538

Sale of marketable securities to HDSI (note 5)	(280)	–	–
Total value of transactions	$5,010	$5,705	$5,010

	December 31	December 31
Balances payable to HDSI	2015	2014
Entity with significant influence over the Group	$677	$383

10.	TRADE AND OTHER PAYABLES

	December 31	December 31
Falling due within the year	2015	2014
Trade	$1,594	$4,444
Other (note 7(b))	453	1,206
Total	$2,047	$5,650

11.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Year ended December 31
	2015	2014	2013
Loss attributable to common shareholders	$33,829	$31,347	$2,523
Weighted average number of common shares outstanding (000s)	146,313	95,010	95,007

Page | 29

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Basic loss per share includes the effect of Special Warrants issued and outstanding during 2014 and 2015. Diluted loss per share does not include the effect of 1,151,500 share purchase options and warrants, other than Special Warrants, outstanding as they are anti-dilutive (i.e. the diluted loss per share would be reduced).

12.	EMPLOYMENT COSTS

During the year ended December 31, 2015, the Group recorded $9,900 (2014: $14,084; 2013: $5,022) in salaries and benefits, including share-based payments (note 8(d)) and amounts paid to HDSI (note 9(b)) for services provided to the Group by HDSI personnel.

13.	INCOME TAX EXPENSE

	Year ended December 31
	2015	2014	2013
Current tax (recovery) expense

Current (recovery) expense	$–	$–	$–
Current income tax (recovery) expense	$–	$–	$–

Deferred income tax (recovery) expense

Current (recovery) expense	$(1,514)	$(2,289)	$184
Deferred income tax (recovery) expense	$(1,514)	$(2,289)	$184

	Year ended December 31
Reconciliation of effective tax rate	2015	2014	2013

Loss for the year	$(33,829)	$(31,348)	$(2,523)
Total income tax (recovery) expense	(1,514)	(2,289)	184
Loss excluding income tax	(35,343)	(33,637)	(2,339)
Income tax using the Company's domestic tax rate	(9,189)	(8,746)	(602)
Non-deductible expenses and other	(1,245)	(1,283)	336
Increase in statutory tax rates	–	–	(1,465)
Foreign exchange	–	–	13
Deferred income tax assets not recognized	8,920	7,740	1,902
	$(1,514)	$(2,289)	$184

The Company's domestic tax rate for the year was 26% (2014 – 26%, 2013 – 25.75%) .

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Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	December 31	December 31
Deferred income tax assets (liabilities)	2015	2014
Resource pool	$–	$–
Tax losses	3,117	2,547
Net deferred income tax assets	3,117	2,547
Resource property/investment in Pebble Partnership	(3,005)	(4,012)
Equipment	(112)	(49)
Net deferred income tax liability	$–	$(1,514)

The Group had the following temporary differences at December 31, 2015 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	2,957
After five years	87,646	–	–
No expiry date	78	101,343	148
Total	$87,724	$101,343	$3,105

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches for which deferred tax liabilities have not been recognized of approximately $7.3 million.

14.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs. Amounts receivable (note 6) include receivable balances with government agencies and refundable deposits.

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash. The Group’s cash and cash equivalents and restricted cash are currently invested in business accounts.

The Group’s financial liabilities are comprised of trade and other payables (note 10) and a payable to a related party (note 9(b)), which are due for payment within 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

Page | 31

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Foreign exchange risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. both have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's US dollar- denominated financial assets and liabilities to foreign exchange risk is as follows:

	December 31	December 31
	2015	2014
Financial assets:
Amounts receivable	$595	$635
Cash and cash equivalents and restricted cash	6,408	1,758
	7,003	2,393
Financial liabilities: Trade and other payables	(1,529)	5,225
Net financial assets (liabilities) exposed to foreign currency risk	$5,474	$(2,832)

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar relative to the US dollar would result in a gain of approximately $502 in the year (2014 – $283 loss). This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(c)	Interest rate risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $85 (2014: $176).

(d)	Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, reserves and Special Warrants, net of accumulated deficit. There were no changes in the Group's approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

Page | 32

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2015, 2014 and 2013
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(e)	Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount. The fair value of the AFS financial asset is classified into level 1 of the fair value hierarchy as quoted market prices are used in the fair value determination.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of December 31, 2015:

		2016			Total
		(‘000s	)		(‘000s	)
Anchorage office lease (i)	US$	407		US$	407
Pebble Project site lease (ii)		32			32
Total	US$	439		US$	439
Total in Canadian dollars (iii)		$608			$608

(i)	The initial 5 year lease term expires on October 31, 2016.
(ii)	Initial lease for hanger at site expires on May 1, 2016.
(iii)	Converted at closing rate of $1.3840 per US$ on December 31, 2015, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent, expressed in thousands, of approximately US$259 ($187). The term of the sub-lease expires on October 31, 2016.

(b)	Legal

The Group, through the Pebble Partnership, is advancing its multi-dimensional strategy to address the EPA’s preemptive regulatory process under Section 404(c) of the Clean Water Act, through litigation against the EPA contesting the EPA’s statutory authority to act pre-emptively under the Clean Water Act, and alleging violation of FACA and the unlawful withholding of documentation under the Freedom of Information Act. The Group has a contingent liability for additional legal fees and costs that may be due to the Group’s counsel should there be a successful outcome. However, the Group is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As of the reporting date, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal fees of $8.3 million (US$6.0 million at closing Bank of Canada rate on December 31, 2015 of C$1.3840) payable by the Company.

Page | 33